Consolidated Financial Statements
December 31, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 18, 2014

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2013. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by KPMG LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2013 and 2012.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 18, 2014

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited as of December 31, 2013 and December 31, 2012 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Taseko Mines Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, Taseko Mines Limited has restated its December 31, 2012 balance sheet to correct a misstatement in its method of accounting for royalty obligations and included the presentation of the balance sheet as at January 1, 2012.

As discussed in Note 27 to the consolidated financial statements, Taseko Mines Limited changed its method of accounting for deferred stripping costs effective January 1, 2012 due to the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Taseko Mines Limited’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2014 expressed an unqualified opinion on the effectiveness of Taseko Mines Limited’s internal control over financial reporting.

\\s\\  KPMG LLP
Chartered Accountants

March 13, 2014
Vancouver, Canada

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Taseko Mines Limited

We have audited Taseko Mines Limited (the “Company")’s internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and our report dated March 13, 2014 expressed an unqualified opinion on those consolidated financial statements

\\s\\  KPMG LLP
Chartered Accountants

March 13, 2014
Vancouver, Canada

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

			For the years ended
			December 31,
		2013	2012
	Note		(Restated note 27)

Revenues	5	290,056	253,607
Cost of sales	6
Production costs		(213,056)	(172,267)
Depletion and amortization		(34,067)	(21,026)
Earnings from mining operations		42,933	60,314

General and administrative		(16,236)	(19,084)
Exploration and evaluation	15c	(10,294)	(17,807)
Other (expenses) income	8	(2,880)	(29,158)
Write-down of marketable securities	13	(13,984)	-
Income (loss) before financing costs and income taxes		(461)	(5,735)

Finance expenses	9	(25,399)	(14,211)
Finance income	10	6,214	12,092
Foreign exchange gain (loss)		(12,534)	(701)
Income (loss) before income taxes		(32,180)	(8,555)

Income tax recovery (expense)	11	(2,659)	(584)
Net income (loss) for the year		(34,839)	(9,139)

Other comprehensive income (loss), net of tax
Unrealized income (loss) on available-for-sale financial assets		2,095	(2,726)
Reclassification for permanent impairment on available for sale financial assets, included in the net loss		8,213	-
Reclassification of realized loss (gain) on available- for-sale financial assets		-	(1,241)
Total other comprehensive income (loss) for the year		10,308	(3,967)

Total comprehensive income (loss) for the year		(24,531)	(13,106)

Earnings (loss) per share	22
Basic		(0.18)	(0.05)
Diluted		(0.18)	(0.05)

Weighted average shares outstanding (thousands)	22
Basic		192,222	192,599
Diluted		192,222	192,599

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

			For the years ended
			December 31,
		2013	2012
	Note		(Restated note 27)

Operating activities
Net income (loss) for the year		(34,839)	(9,139)
Adjustments for:
Depletion and amortization		34,508	21,684
Income tax expense (recovery)	11	2,659	584
Share-based compensation expense		2,680	5,423
Change in fair value of copper put options	8	4,371	29,811
Finance expenses (income)		19,185	14,279
Unrealized foreign exchange loss (gain)		12,244	814
Write-down of marketable securities		13,984	-
Other operating activities		(1,898)	(11)
Net change in non-cash working capital	24	14,693	4,742
Cash provided by operating activities		67,587	68,187

Investing activities
Purchase of property, plant and equipment		(98,524)	(192,906)
Investment in financial assets		(7,578)	(27,763)
Interest received		1,662	1,314
Proceeds from sale of financial assets		20,050	54,434
Investment in long-term prepaids		(9,485)	(4,335)
Other investing activities		-	(652)
Cash used for investing activities		(93,875)	(169,908)

Financing activities
Repayment of debt		(22,929)	(14,491)
Interest paid		(19,722)	(17,763)
Repurchase of common shares		-	(20,897)
Common shares issued for cash		2,779	1,571
Proceeds from debt issuance		11,330	15,491
Cash used for financing activities		(28,542)	(36,089)

Effect of exchange rate changes on cash and equivalents		2,700	(4,987)
Decrease in cash and equivalents		(52,130)	(142,797)
Cash and equivalents, beginning of year		134,995	277,792
Cash and equivalents, end of year		82,865	134,995

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,	January 1,
		2013	2012	2012
			(Restated note 2
	Note		and 27)	(Restated note 2)

ASSETS
Current assets
Cash and equivalents		82,865	134,995	277,792
Accounts receivable	12	4,532	28,966	39,909
Other financial assets	13	69,729	29,865	86,147
Inventories	14	47,174	27,450	23,290
Current tax receivable		18,284	2,309	7,437
Prepaids		6,354	5,123	2,348
		228,938	228,708	436,923

Other financial assets	13	38,272	102,737	111,641
Property, plant and equipment	15	678,580	647,542	446,003
Prepaids		10,543	4,500	165
Other receivables	11f	13,895	12,961	–
		970,228	996,448	994,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	26,864	42,938	36,289
Current portion of long-term debt	19	22,625	18,067	13,753
Interest payable		3,435	3,213	–
Other financial liabilities	17	63,985	10,995	10,972
		116,909	75,213	61,014

Long-term debt	19	259,515	234,793	218,502
Other financial liabilities	17	565	57,862	68,986
Provision for environmental rehabilitation ("PER")	18	69,673	106,517	96,022
Deferred tax liabilities	11	97,350	76,482	77,618
		544,012	550,867	522,142

EQUITY
Share capital	20	372,274	368,128	378,393
Contributed surplus	20, 21	38,507	37,487	33,040
Accumulated other comprehensive income (loss) ("AOCI")	20c	4,943	(5,365)	(1,398)
Retained earnings		10,492	45,331	62,555
		426,216	445,581	472,590
		970,228	996,448	994,732

Commitments and contingencies	23
Subsequent event	26c

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

		Share	Contributed		Retained
	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2012 (Restated)	2	378,393	33,040	(1,398)	62,555	472,590
Exercise of options		2,547	(976)	-	-	1,571
Share-based compensation		-	5,423	-	-	5,423
Repurchase of common shares		(12,812)	-	-	(8,085)	(20,897)
Total comprehensive loss for the year (Restated)	27	-	-	(3,967)	(9,139)	(13,106)
Balance at December 31, 2012 (Restated)	2, 27	368,128	37,487	(5,365)	45,331	445,581

Balance at January 1, 2013		368,128	37,487	(5,365)	45,331	445,581
Exercise of options		4,146	(1,367)	-	-	2,779
Share-based compensation		-	2,387	-	-	2,387
Total comprehensive income (loss) for the year		-	-	10,308	(34,839)	(24,531)
Balance at December 31, 2013		372,274	38,507	4,943	10,492	426,216

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.    REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2013 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the current year financial statements, the Company determined that the effective interest rate associated with the Company’s royalty obligation (note 17(a)) had been calculated incorrectly at inception and the accretion included in finance expense for the period from inception in 2004 through 2013 was incorrect. The Company has determined the cumulative impact of the difference in accretion at the revised rate of 6.21% compared to the original calculated rate of 2.20% . This correction has resulted in an increase to the royalty obligation of $22,700 and an increase in deferred tax liabilities of $1,527 as at January 1, 2012 and December 31, 2012 with an offsetting adjustment to retained earnings of $24,227. The impact on the comparative statement of comprehensive income (loss) for the year ended December 31, 2012 was not material.

3.    BASIS OF PREPARATION

3.1      Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2014.

3.2      Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments, which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Non-Canadian dollar monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Non-monetary assets and liabilities, revenues and expenses are translated in Canadian dollars at the prevailing rate of exchange on the dates of the transactions. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

3.3    Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2013. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

3.4    Changes in accounting policies and disclosures

Except for the changes below, the Company has consistently applied the accounting policies set out in note 3.5 to all periods presented in these consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement should be classified as a joint operation. The Company arrived at this conclusion through assessing the Joint Venture Formation and Operating agreements in place.

Due to the terms of the Gibraltar Joint Venture Formation and Operating agreements, the Company includes in its financial information 75% of all assets, liabilities, revenues and expenses, including associated financial information, of the Joint Venture. There was no material impact on the Company’s financial statements from the adoption of IFRS 11.

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs during the production phase. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are capitalized within property, plant and equipment and depreciated over the life of the respective component based on units of production.

Based on the Company’s analysis, the identified components of the ore body are to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with the mine and how the Company plans its mining activities. Under IFRIC 20, the Company recognizes stripping assets when the following three criteria are met:

  it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
  the entity can identify the component of the ore body for which access has been improved; and
  the costs relating to the stripping activity associated with that component can be measured reliably.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 27. The 2012 comparative information contained in these financial statements has been restated for the adoption of IFRIC 20.

Disclosures of interests in other entities

The Company adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and can be found in note 4.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Fair value measurement

The Company adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The adoption of IFRS 13 did not have an effect on the consolidated financial statements. IFRS 13 disclosures can be found in note 25.

Consolidated financial statements

The Company adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.

Based on the Company’s analysis, IFRS 10 did not have an impact on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries or investees.

Presentation changes

The Company has separated depletion and amortization from other items comprising cost of sales in the statement of comprehensive income (loss) for the current and comparative periods presented.

3.5    Significant Accounting Policies

(a)    Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b)    Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(c)    Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s financial statements.

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include dual currency deposits and derivatives.

The Company may enter into derivative financial instruments to manage exposure to commodity price fluctuations (primarily copper) and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and equivalents, accounts receivable, current tax receivable and the promissory note.

Available-for-sale financial assets

Marketable securities (except for those marketable securities that are derivative instruments), subscription receipts, capped floating rate notes and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant and sustained decline in the fair value of the marketable securities. If impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities, debt and the royalty obligation under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)    Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

(e)    Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Work in process represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f)    Property, plant and equipment Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

Acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. The estimated fair values attributable to proven and probable reserves and resources are recorded as mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Property Acquisition costs

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that there is probable future economic benefit and the property is not imminently expected to move into development, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are included in earnings.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(g)    Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(h)    Share-based compensation

The fair-value method of accounting is used for the Company’s share option plan. Fair value is measured at grant date using the Black-Scholes option pricing model and is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(i)    Provisions Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (PER) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(j)    Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(k)    Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares and share options granted. There is no dilution impact when the Company incurs a loss.

(l)    Government assistance

Government assistance includes investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received. Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of assets and is applied as a reduction of the cost of the related asset. Investment tax credits, until they are refunded or applied to reduce the Company's current tax liabilities, are included as "other receivables" in the financial statements.

(m)    Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

  Assets, including its share of any assets held jointly;
  Liabilities, including its share of any liabilities incurred jointly;
  Revenue from the sale of its share of the output arising from the joint operation; and
  Expenses, including its share of any expenses incurred jointly.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

3.6    New accounting standards

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

The Company will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, with early application permitted.

The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

IAS 32 Financial Instruments: Presentation

IAS 32, issued in December 2011, amended the requirements to offset financial assets and liabilities. An entity shall apply those amendments for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

4.    INTEREST IN JOINT ARRANGEMENT

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186.8 million to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint arrangements assets, liabilities, income and expenses.

The following is a summary of the joint arrangement financial information on a 100% basis.

	As at December 31,
	2013	2012
Cash and equivalents	71,497	77,073
Other current assets	76,770	73,366
Current assets	148,267	150,439
Non-current assets	1,309,821	1,270,489

Current liabilities	246	-
Trade and other payables	30,935	54,660
Current financial liabilities	30,166	24,090
Current liabilities	61,347	78,750
Non-current financial liabilities	68,221	54,432
Other non-current liabilities	92,897	142,022
Non-current liabilities	161,118	196,454

	Years ended December 31,
	2013	2012
Revenues	386,741	338,143
Production costs	(284,074)	(229,690)
Depletion and amortization	(54,066)	(35,409)
Other operating expense	(4,323)	(3,638)
Interest expense	(6,555)	(3,258)
Interest income	1,462	2,119
Foreign exchange gain (loss)	(1,026)	(1,241)
Net earnings	38,159	67,026
Other comprehensive income (loss)	(1,039)	(841)
Comprehensive income for joint arrangement	37,120	66,185

The Company does not have any further commitments to the joint venture beyond those disclosed in note 23.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

5.    REVENUE

	Years ended December 31,
	2013	2012
Copper contained in concentrate	277,091	232,604
Copper cathode	33	5,444
Total copper sales	277,124	238,048
Molybdenum concentrate	9,550	12,228
Silver contained in copper concentrate	3,382	3,331
	290,056	253,607

6.    COST OF SALES

	Years ended December 31,
	2013	2012
		(Restated note
		27)
Direct mining costs	190,276	147,611
Treatment and refining costs	17,291	12,628
Transportation costs	18,029	14,006
Changes in inventories of finished goods and work in process	(12,540)	(1,978)
Production costs	213,056	172,267
Depletion and amortization	34,067	21,026
Cost of sales	247,123	193,293

Cost of sales consists of direct mining costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services), and off property costs comprised of treatment & refining costs and transportation costs.

7.    COMPENSATION EXPENSE

	Years ended December 31,
	2013	2012
Wages, salaries and benefits	59,129	49,313
Post-employment benefits	1,643	687
Share-based compensation	2,670	5,410
	63,442	55,410

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

8.    OTHER EXPENSES (INCOME)

	Years ended December 31,
	2013	2012
Realized loss on copper put options (note 25(f))	10,530	5,010
Unrealized loss (gain) on copper put options(note 25(f))	(6,159)	24,801
Loss on disposition of property, plant and equipment	20	192
Other income	(545)	-
Management fee income	(966)	(845)
	2,880	29,158

9.    FINANCE EXPENSES

	Years ended December 31,
	2013	2012
Interest expense	23,553	12,041
Accretion on PER (note 18)	1,846	2,170
	25,399	14,211

10.  FINANCE INCOME

	Years ended December 31,
	2013	2012
Interest income	5,860	6,668
Income on dual currency deposits	354	4,006
Gain on sale of marketable securities	-	1,418
	6,214	12,092

11.  INCOME TAX

(a)    Income tax expense (recovery)

	Years ended December 31,
	2013	2012
Current income tax:
Current period	(16,960)	484
Current tax adjustments related to prior periods	256	669
	(16,704)	1,153
Deferred income tax:
Origination and reversal of temporary differences	19,348	110
Deferred tax adjustments related to prior periods	15	(679)
	19,363	(569)
Income tax expense (recovery)	2,659	584

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the year ended December 31, 2013, the Company recognized recoveries of income tax of nil (2012: $877) and interest expense of nil (2012: $232) associated with the reversal of historical tax reserves dating back to 2007.

(b)    Income tax recognized directly in OCI

	Years ended December 31,
	2013	2012
Unrealized (income) loss on available-for-sale financial assets, before tax	(2,427)	3,116
Tax benefit	332	(390)
Unrealized (income) loss on available-for-sale financial assets, net of tax	(2,095)	2,726
Reclassification of fair value movements on available-for-sale financial assets, before tax	(9,386)	1,418
Tax benefit	1,173	(177)
Reclassification of realized gains on available-for-sale financial assets, net of tax	(8,213)	1,241
Total other comprehensive (income) loss for the year	(10,308)	3,967

(c)    Effective tax rate reconciliation

	Years ended December 31,
	2013	2012
Income tax at Canadian statutory rate of 35.37% (2012: 34.75%)	(11,382)	(2,973)
Permanent differences	10,328	4,473
Tax rate differences	547	(345)
Unrecognized tax benefits	2,893	(553)
Other	273	(18)
Income tax expense (recovery) at the effective tax rate of (8.30)% (2012: (6.80%))	2,659	584

(d)    Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2013	2012
Property, plant and equipment	(118,049)	(107,497)
Financial instruments at fair value through profit or loss	(545)	(1,009)
Available-for-sale financial assets	(739)	766
Provisions	11,482	20,287
Other	3,858	7,173
Tax loss carry forwards	6,643	3,798
Deferred tax asset (liability)	(97,350)	(76,482)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

e)    Unrecognized deferred tax assets and liabilities

	As at December 31,
	2013	2012
Deductible temporary differences:
Debt	20,210	6,510
Royalty obligation	32,233	28,574
Other financial assets	8,300	-
Deferred tax asset:
Debt	2,627	814
Royalty obligation	4,190	3,572
Other financial assets	1,079	-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

f)    Other receivables

Other receivables of $13,895 (2012: $12,961) represent mineral tax benefits that the Company is entitled to receive as a result of the completion of the Gibraltar mine expansion.

12.  ACCOUNTS RECEIVABLE

	As at December 31,
	2013	2012
Trade receivables	1,367	13,914
Other receivables due from related parties	62	-
Goods and services tax receivable	1,998	9,521
BC mineral exploration tax credit	-	4,510
Other receivables	1,105	1,021
	4,532	28,966

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

13 . OTHER FINANCIAL ASSETS

	As at December 31,
	2013	2012
Current:
Copper put option contracts (note 25(f))	1,295	1,776
Marketable securities – available for sale	4,951	7,196
Red Mile Promissory note (note 17(a))	63,483	10,820
Capped floating rate notes (note 25(f))	-	10,023
Short-term investments	-	50
	69,729	29,865
Long-term:
Subscription receipts – available for sale	12,400	7,100
Red Mile Promissory note (note 17(a))	-	59,842
Reclamation deposits	25,872	25,728
Capped floating rate notes (note 25(f))	-	10,067
	38,272	102,737

The Company holds strategic investments in publicly traded and privately owned companies, which are classified as available for sale investments. As at December 31, 2013 these investments included marketable securities as well as subscription receipts in a privately held company which will be convertible into units comprised of shares, or shares and warrants. As at December 31, 2013 two of these investees have directors in common with the Company (note 26).

During the year the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $13,984 (2012 – nil) on its marketable securities. The subscription receipts were subsequently written up by $6,150 through OCI (2012 – nil). The fair value of the marketable securities was determined based upon public market information and the revised subscription receipts fair value was determined by a recent third party transaction.

At December 31, 2013 the Company has a commitment to purchase $5 million of shares in Curis Resources Ltd (note 26c).

14.  INVENTORIES

	As at December 31,
	2013	2012
		(Restated note 27)
Work in process	1,250	4,065
Finished goods:
Copper contained in concentrate	20,049	5,288
Molybdenum concentrate	859	265
Materials and supplies	25,016	17,832
	47,174	27,450

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

In 2013, materials and supplies inventories were written down by $904 (2012: $362). This write down is included in cost of sales. The net realizable value of the materials and supplies inventories after the write down was nil (2012: nil).

15.  PROPERTY, PLANT & EQUIPMENT

	Property
	Acquisition	Mineral	Plant and	Construction
	costs	properties	equipment	in Progress	Total
Cost
At January 1, 2012	5,438	143,305	306,583	50,705	506,031
Additions	-	10,938	54	209,382	220,374
Rehabilitation cost asset	-	8,529	-	-	8,529
Capitalized interest [1]	-	-	-	7,679	7,679
Disposals	-	-	(869)	-	(869)
Investment tax credits	-	-	(12,961)	-	(12,961)
Transfers between categories	-	-	86,170	(86,170)	-
At December 31, 2012 (Restated note 27)	5,438	162,772	378,977	181,596	728,783
Additions	-	19,635	204	80,208	100,047
Rehabilitation cost asset	-	(36,920)	-	-	(36,920)
Capitalized interest [1]	-	-	-	3,351	3,351
Disposals	-	-	(3,705)	-	(3,705)
Investment tax credits	-	-	(932)	-	(932)
Transfers between categories	-	-	251,737	(251,737)	-
At December 31, 2013	5,438	145,487	626,281	13,418	790,624
Accumulated depreciation and
impairments
At January 1, 2012	-	17,783	42,245	-	60,028
Depreciation[2]	-	5,260	15,058	-	20,318
Disposals	-	-	(488)	-	(488)
Impairments	-	-	1,383	-	1,383
At December 31, 2012 (Restated note 27)	-	23,043	58,198	-	81,241
Depreciation[2]	-	8,752	25,756	-	34,508
Disposals	-	-	(3,705)	-	(3,705)
At December 31, 2013	-	31,795	80,249	-	112,044
Carrying amounts
At December 31, 2012 (Restated note 27)	5,438	139,729	320,779	181,596	647,542
At December 31, 2013	5,438	113,692	546,032	13,418	678,580

1 Interest was capitalized at an annual rate of 7.35% (2012: 7.77%)
2 Depreciation included in cost of sales for 2013 and 2012 was 34,067 and 21,026 respectively. Depreciation included in general and administrative costs for 2013 and 2012 was 441 and 675 respectively

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a)    Leased assets

The Company leases mining equipment under a number of capital lease agreements. Some leases may not be terminated by the Company prior to the end of their terms. Most of the leases provide the Company with the option to purchase the equipment at a beneficial price. One lease contains a mandatory purchase provision. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (note 19).

At December 31, 2013, the net carrying amount of leased assets was $68,858 (2012: $47,898).

(b)    Capitalized Stripping

During the year the Company capitalized $17,717 in stripping costs (2012: $10,908 (note 27)). Capitalized costs are included within Mineral Properties.

(c)    Property acquisition costs

Property acquisition costs are composed of the Aley Niobium property $5,436 (2012: $5,436), New Prosperity gold-copper property $1 (2012: $1) and Harmony gold property $1 (2012: $1). The carrying amounts for the New Prosperity and Harmony properties are the original property acquisition costs less historical impairments. During the year the Company spent $10,294 (2012: 17,807) on evaluating these properties. Exploration costs are expensed as incurred.

16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2013	2012
Trade payables	22,768	39,963
Other payables due to related parties	94	100
Other payables	4,002	2,875
	26,864	42,938

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

17.  OTHER FINANCIAL LIABILITIES

	As at December 31,
	2013	2012
Current:
Royalty obligations	63,854	10,820
Deferred revenue – royalty obligation	131	175
	63,985	10,995
Long-term:
Royalty obligations (Restated noted 2)	-	57,459
Deferred revenue – royalty obligation	-	131
Income tax obligations	272	272
Deferred share units (Note 21)	293	-
	565	57,862

(a)    Red Mile royalty obligation and promissory note (note 2)

In September 2004, the Company sold a royalty on the Gibraltar mine’s copper production to Red Mile Resources No. 2 Limited Partnership (Red Mile), an unrelated investment partnership, for $67,357. The proceeds were invested with a trust company in a promissory note (note 13) and the Company pledged the promissory note, along with interest earned thereon, as security for its royalty obligation.

Annual royalties are payable to Red Mile at rates ranging from $0.01 to $0.14 per pound of copper produced during the period from the commencement of commercial production to December 2014. Funds held within the trust company are released to satisfy the annual royalty payment.

The Company has a pre-emptive option to effectively purchase (call) the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately the balance of the promissory note at maturity (ii) the fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell (put) their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed. Both the put and call options will be exercisable during the fourth quarter of 2014.

Pursuant to the agreements, the Company received fees and interest for services performed in relation to the Red Mile transaction, including $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by the Company under the royalty agreement. The indemnification funds received were recorded as deferred revenue and are being recognized as income over the expected remaining life of the royalty agreement.

The Company has granted to Red Mile a net profits interest (NPI) which survives any “put” or “call” of the Red Mile units. The NPI is applicable for the years 2012 to 2014 and ranges from 2% to 4%, depending on the average copper price each year adjusted for variations in foreign currency exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs. As at December 31, 2013 and 2012, these threshold levels have not been met.

The Company expects either the put or call option to be exercised to purchase the royalty interest in 2014. The promissory note also matures in 2014 will be used to acquire the remaining royalty interests. Accordingly both the promissory note and the royalty obligation have been reclassified as current, asset and liability respectively.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

18.  PROVISION FOR ENVIRONMENTAL REHABILITATION

Environmental
rehabilitation
At January 1, 2012	96,022
Additions during the year	301
Change in estimates	8,221
Used during the year	(197)
Accretion	2,170
At December 31, 2012	106,517
Additions during the year	1,714
Change in estimates	(38,634)
Used during the year	(1,770)
Accretion	1,846
At December 31, 2013	69,673

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.

The following significant estimates and assumptions were made for the purpose of estimating the PER:

	December 31,	December 31,
	2013	2012
Pre-tax discount rate	3.2%	2.4%
Inflation rate	2.0%	2.0%
Market risk adjustment	0.5%	0.5%
Number of years to mine closure	24	25
Number of years over which rehabilitation occurs	100	100

Estimates are reviewed regularly to take into account any material changes to the assumptions. During 2012, the Company submitted an updated decommissioning cost report to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2012 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. There have been some adjustments to certain estimates, both in terms of amount and timing, made subsequently as a result of updated information. The majority of the changes in estimates in the current year relates to changes in discount rates during the current period, which has had a significant impact on the PER.

In general, the expected cash flows become more reliable towards the end of the mine’s life, whereas the estimate of a PER at the beginning of the mine’s life is more subjective. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend upon future metal prices, which are inherently uncertain.

As required by the regulatory authorities, before commencing work on a project or mine, the Company posts security which is held in trust by the regulatory authorities. These reclamation deposits (note 13) are returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. For the Gibraltar mine, the Company has also issued an irrevocable standby letter of credit for $10 million as part of its security with the regulatory authorities.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

19.  DEBT

	As at December 31,
	2013	2012
Current:
Capital leases	13,674	10,755
Secured equipment loans	8,951	7,312
	22,625	18,067
Long-term:
Senior notes	208,349	193,970
Capital leases	33,138	24,486
Secured equipment loans	18,028	16,337
	259,515	234,793

(a)    Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company.

The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest.

The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock. As at December 31, 2013 the Company is in compliance with all Senior note covenants.

(b)    Capital leases

Capital leases are repayable in monthly installments with fixed interest rates and are secured by plant and equipment with a carrying value of $68,858 (2012: $47,898). The capital lease obligations bear fixed interest rates ranging from 4.55% to 6.25% and have maturity dates ranging from 2014 to 2018.

(c)    Secured equipment loans

The equipment loans are secured by equipment with a carrying value of $62,714 (2012: $50,724). The loans are repayable in monthly installments and bear fixed interest rates ranging from 4.49% to 6.47% and have maturity dates out to 2018.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

20.  EQUITY

(a)    Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2012	196,505
Repurchased	(6,645)
Exercise of share options	1,022
Common shares outstanding at December 31, 2012	190,882
Exercise of share options	2,500
Common shares outstanding at December 31, 2013	193,382

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)    Contributed surplus

Contributed surplus represents employee entitlements to share-based awards that have been charged to profit and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c)    Accumulated other comprehensive income (loss) (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired.

21.  SHARE-BASED COMPENSATION

The Company has a share option plan (equity settled) approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of options to independent directors as a group at any time outstanding is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options may be exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During 2013, the Company issued 133,333 DSU’s to directors. The DSU’s were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at December 31, 2013 was 133,333 units. An expense of $293 has been recognized for the year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(thousands of options)	Options	Average price
Outstanding at January 1, 2012	11,295	$3.22
Granted	4,430	$2.78
Exercised	(1,022)	$1.53
Forfeited	(431)	$4.33
Expired	(147)	$4.31
Outstanding at January 1, 2013	14,125	$3.16
Granted	175	$2.02
Exercised	(2,500)	$1.12
Forfeited	(1,117)	$3.85
Expired	(937)	$4.77
Outstanding at December 31, 2013	9,746	$3.43
Exercisable at December 31, 2013	8,446	$3.53

The weighted-average share price at the date of exercise for share options exercised in 2013 was $2.20 (2012: $3.20) .

	Options	Average life
Range of exercise price	(thousands)	(years)
$1.00 to $2.18	1,892	0.6
$2.19 to $4.09	3,723	3.0
$4.10 to $5.74	4,131	1.4
	9,746	1.9

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	Key management personnel		Employees
	2013	2012	2013	2012
Weighted-average share price	2.14	2.76	2.14	2.84
Expected term (years)	5.0	5.0	3.0	3.2
Expected forfeiture rate	0%	0%	0%	0%
Weighted-average expected volatility	68.6%	72.6%	49.4%	61.9%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.74%	1.33%	1.24%	1.1%
Weighted-average fair value per option	1.26	1.65	0.78	1.21

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

22.  EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2013	2012
		(Restated note
		27)
Net (loss) earnings	(34,839)	(9,139)
(in thousands of common shares)
Weighted-average number of common shares	192,222	192,599
Dilutive securities:
Effect of share options	-	-
Weighted-average number of diluted common shares	192,222	192,599
($ per common share)
Basic earnings per share	(0.18)	(0.05)
Diluted earnings per share [1]	(0.18)	(0.05)

1. Refer to note 21 for potentially dilutive instruments that were not included in earnings per share for 2013 due to their anti-dilutive nature.

23.  COMMITMENTS AND CONTINGENCIES

(a)    Commitments

	<1 year or
	on
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2013
Capital lease liability	13,674	13,414	19,724	-	46,812
Future interest charges	2,203	1,437	1,086	-	4,726
Capital lease commitments	15,877	14,851	20,810	-	51,538
Operating lease commitments[1]	2,271	466	856	667	4,260
Purchase obligations	2,587	-	-	-	2,587
Capital expenditures commitments	2,192	-	-	-	2,192
Marketable security investment	5,000	-	-	-	5,000
At December 31, 2012
Capital lease liability	10,755	8,984	15,503	-	35,242
Future interest charges	1,741	1,176	932	-	3,849
Capital lease commitments	12,496	10,160	16,435	-	39,091
Operating lease commitments[1]	3,313	1,801	946	934	6,994
Purchase obligations	14,016	2,131	-	-	16,147
Capital expenditures commitments	31,849	-	-	-	31,849

1. Certain leases contain extension and renewal options.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

In respect of its interest in the joint arrangement (note 4), the joint venture is committed to incur capital expenditures of $2,923 (2012: $42,466), of which the Company’s share of this commitment is $2,192 (2012: $31,849).

During the year ended December 31, 2013, an amount of $3,662 was recognized as an expense in profit or loss in respect of operating leases (2012: $3,181).

(b)    Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2013, this debt totaled $62,417 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $26,978 on 75% basis.

24.  SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2013	2012
		(Restated note
		27)
Change in non-cash working capital items
Accounts receivable	24,394	10,943
Inventories	(19,724)	(4,160)
Prepaids	2,211	(2,775)
Accounts payable and accrued liabilities	6,945	(2,114)
Interest payable	138	(71)
Income tax paid	(1,450)	(2,308)
Income tax received	2,179	5,402
Deferred revenue – royalty obligation	-	(175)
	14,693	4,742
Non-cash investing and financing activities
Assets acquired under capital lease	25,293	23,098
Interest earned on promissory note	(3,642)	(4,038)
Interest expense on royalty obligation	6,396	984
Royalty obligation settled by promissory note	(10,820)	(8,190)

25.  FINANCIAL RISK MANAGEMENT

(a)    Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)    Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; promissory note; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt; royalty obligation; and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells derivatives in order to manage market risks. The derivative instruments employed by the Company are not designated as hedges for accounting purposes. These non-hedge derivatives are considered to be economic hedges.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Copper option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

The Company also enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are measured at cost (typically at nil); they are therefore excluded from the fair value and sensitivity table below. Also not included in the below table are provisionally priced sales volumes for which price finalization is outstanding at balance sheet date. Provisionally pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables.

The table below summarizes the impact on earnings after tax and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

	Years ended December 31,
	2013	2012
Copper increase/decrease by US$0.34/lb (2012: US$0.35/lb) [1]	576	450
Molybdenum increase/decrease by US$0.96/lb (2012: US$1.34/lb) [1]	299	136

1. The analysis is based on the assumption that the year-end copper price increases 10% with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2013 of CAD/USD 1.0636 (2012: 0.9949) was used in the analysis.

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2013	2012
Fair value sensitivity for fixed-rate instruments
Promissory note	836	835
Royalty Obligation	(261)	(350)
Capital leases	(328)	(227)
Secured equipment loans	(199)	(91)
Senior notes	(1,533)	(1,499)
	(1,485)	(1,332)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	278	571
Capped floating rate notes	-	19
Reclamation deposits	187	184
	465	774

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Year ended December 31,
	2013	2012
Cash and equivalents	(2,457)	(6,167)
Accounts receivable	(102)	(1,044)
Copper put option contracts	(96)	(133)
Accounts payable and accrued liabilities	205	129
Equipment loans	1,778	1,201
Senior notes	15,468	14,536

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows.

During the year ended December 31, 2013, Moody’s Investor Service made no change to the Company’s long-term credit rating of B3, and Standard & Poor’s made no change to the Company’s long-term credit rating of B. The Company’s strong credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s practice on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the year.

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts is:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2013
Accounts payable and accrued liabilities	26,864	-	-	-	26,864
Expected future interest payments	19,860	18,724	51,178	4,808	94,570
Capital leases	13,674	13,414	19,724	-	46,812
Secured equipment loans	8,951	5,840	12,188	-	26,979
Senior notes	-	-	-	212,720	212,720
Royalty obligations	63,854	-	-	-	63,854
	133,203	37,978	83,090	217,528	471,799
Carrying amount	113,343	19,254	31,912	212,720	377,229
At December 31, 2012
Accounts payable and accrued liabilities	42,938	-	-	-	42,938
Expected future interest payments	18,148	17,186	47,906	19,920	103,160
Capital leases	10,755	8,984	15,502	-	35,241
Secured equipment loans	7,312	6,304	10,033	-	23,649
Senior notes	-	-	-	198,980	198,980
Royalty obligations (Restated note 2) [1]	10,820	23,809	33,650	-	68,279
	89,973	56,283	107,091	218,900	472,247
Carrying amount	71,825	39,097	59,185	198,980	369,087

1. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

(d)    Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The balance at December 31, 2013 is comprised of five customers (2012: four customers). There are no impairments recognized on the receivables.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e)    Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table. The table does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	December 31, 2013		December 31, 2012
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Copper put option contracts	1,295	1,295	1,776	1,776
Loans and receivables
Cash	82,865	-	134,995	-
Accounts receivable	4,532	-	28,966	-
Promissory note [1]	63,483	-	70,662	-
Available-for-sale
Capped floating rate notes	-	-	20,090	20,090
Shares	4,951	4,951	7,196	7,196
Subscription receipts	12,400	12,400	7,100	7,100
Reclamation deposits	25,872	25,872	25,728	25,728
Financial liabilities
Financial liabilities
Accounts payable and accrued liabilities	26,864	-	42,938	-
Interest payable senior notes	3,435	-	3,213	-
Senior notes	208,349	211,540	193,970	190,897
Capital leases	46,812	44,628	35,241	35,059
Secured equipment loans	26,979	26,825	23,649	23,532
Royalty obligation (Restated note 2) [1]	63,854	-	68,279	-

1. The fair value of the promissory note and royalty obligation are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 3.5c for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	1,295	-	1,295
Available-for-sale financial assets
Marketable Securities	4,951	-	-	4,951
Subscription receipts (note 13)	-	-	12,400	12,400
Reclamation deposits	25,872	-	-	25,872
	30,823	1,295	12,400	44,518
December 31, 2012
Financial assets designated at FVTPL
Copper put option contracts	-	1,776	-	1,776
Available-for-sale financial assets
Marketable Securities	7,196	-	-	7,196
Capped floating rate notes	-	20,090	-	20,090
Subscription receipts (note 13)	-	-	7,100	7,100
Reclamation deposits	25,728	-	-	25,728
	32,924	21,866	7,100	61,890

There have been no transfers between fair value levels during the reporting period.

The fair values of the level 2 instruments, copper put option contracts and capped floating rate notes, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are valued based on a purchase transaction in the last twelve months or in the absence of a transaction, market comparison based on the average share value of comparable companies. A transaction has occurred within 2013 financial year which valued each subscription receipt at $0.80 each.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.5% based on the relevant loans effective interest rate.

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Note	Subscription receipts
At January 1, 2012		-
Acquisition		10,000
Change in fair value (other comprehensive income)		(2,900)
Balance at December 31, 2012		7,100

Purchase		2,400
Loss included in ‘Impairment of marketable securities’		(6,150)
Change in fair value (other comprehensive income)		9,050
At December 31, 2013	13	12,400

The fair value of the subscription receipts is based upon a recent transaction and not subject to sensitivity.

(f) Summary of derivatives

	Notional amount	Strike price[1]	maturity	Fair value
At December 31, 2013
Commodity contracts
Copper put option contracts	25.6 million lbs	US$3.00	Q1-Q2 2014	647
Copper put option contracts	7.3 million lbs	US$3.00	Q3 2014	648
				1,295
At December 31, 2012
Commodity contracts
Copper put option contracts	33.1 million lbs	US$3.00	Q1-Q2 2013	557
Copper call option contracts	26.5 million lbs	US$2.75	Q3-Q4 2013	1,219
				1,776
Capped floating rate notes [2]
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	10,023
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	10,067

1.	For the floating rate notes, this value represents the cap level for the coupon rate.
2.	The floating rate notes were redeemed in April of 2013.

The Company spent $3.2 million to purchase Copper put options in the twelve month periods ended December 31, 2013.

(g)    Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of share holders' equity, as well as its cash and equivalents, DCDs classified within marketable securities, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	December 31,	December 31,
	2013	2012
		(Restated note
		2)
Cash and equivalents	82,865	134,995
Current debt	22,625	18,067
Long-term debt	259,515	234,793
Net debt (cash)	199,275	117,865
Shareholders’ equity	426,216	445,581

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company is not subject to any capital restrictions.

The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2013.

26.  RELATED PARTIES

(a)    Subsidiaries

	Ownership interest as at
	December 31,	December 31,
	2013	2012
Gibraltar Mines Ltd.	100%	100%
Aley Corporation	100%	100%
Taseko Acquisition sub Ltd. [1]	N/A	100%
0806294 BC Ltd. [1]	N/A	100%
688888 BC Ltd.	100%	100%
Gibraltar Royalty LP	99.99%	99.99%

1. These companies were wound up in 2013.

(b)    Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 21).

Compensation for key management personnel (including directors) is as follows:

	Year ended December 31,
	2013	2012
Salaries and benefits	5,188	3,855
Post-employment benefits	1,643	687
Share-based compensation	1,736	4,630
	8,567	9,172

(c) Other related party transactions

	Transaction value for the		Due from (to) related parties
	year end December 31,		as at December 31,
	2013	2012	2013	2012
Hunter Dickinson Services Inc.:
General and administrative expenses	2,468	1,925
Exploration and evaluation expenses	1,139	513
	3,607	2,438	(94)	(59)
Gibraltar joint venture:
Other operating income (management fee)	966	845
Reimbursable compensation expenses and	427	137
third party costs
	1,393	982	62	(41)

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

During the year, the Company invested $2.4 million in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants (note 13). During the year, the Company invested $2 million in Curis Resources Ltd, a public company with one director in common, which holds mineral property interests (note 13).

Subsequent to year end the Company completed an additional investment in Curis Resources Ltd for $5 million.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

27.  TRANSITION TO IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

In accordance with the transitional provisions of IFRIC 20, this new policy has been applied prospectively from the start of the comparative period, being January 1, 2012. As a result of the adoption of the interpretation, the adjustments outlined below were made to the financial statements.

As at December 31, 2012
	As previously	IFRIC 20
Description	reported	adjustments	Adjusted balance

Property, Plant & Equipment
December 31, 2012 closing balance	637,435	-
Additions under IFRIC 20	-	10,908
Amortization under IFRIC 20	-	(801)
Adjusted December 31, 2012 closing balance	637,435	10,107	647,542

Inventory
December 31, 2012 closing balance	27,556	-
IFRIC 20 capitalization and amortization impact	-	(106)
Adjusted December 31, 2012 closing balance	27,556	(106)	27,450

For the year ended December 31, 2012
Consolidated Statements of Comprehensive Loss
Loss after tax	(15,665)	-
Additional capitalized stripping	-	10,908
Capitalized stripping amortization	-	(801)
Cost of sales	-	(106)
Sub-total	(15,665)	10,001	(5,664)
Tax effect of adjustments at 35%	-	(3,475)	-
Adjusted earnings/(Loss) after tax	(15,665)	6,526	(9,139)

Equity

December 31, 2012 closing balance (Restated	439,055	-
note 2)
Retained earnings impact	-	6,526
Adjusted December 31, 2012 closing balance	439,055	6,526	445,581

The impact on operating activities within the Statements of Cash Flows in addition to net loss were $801 increase in depletion and amortization, $106 increase in net change in non-cash working capital and $3,475 increase in income tax expense for the twelve month period ended December 31, 2012.

The effect on loss per share related to the December 2012 restatement was an increase of $0.03 per share. There was no impact on the January 1, 2012 consolidated balance sheet from the adoption of IFRIC 20.

The impact, post tax, on net loss for the twelve month period ended December 31, 2013 was a decrease of $9.3 million. The impact, post tax, on (loss) per share for the twelve month period ended December 31, 2013 was a decrease of $0.05.